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                                 (CANWEST LOGO)

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                                  NEWS RELEASE

For Immediate Release
September 20, 2005

WINNIPEG, CANADA - CanWest Mediaworks Inc. announced today, in response to shareholder and analyst inquiries following the announcement yesterday evening by the Minister of Finance, that the prospectus offering of securities of CanWest Mediaworks Income Fund is not affected by the Minister's announcement and the Government`s moratorium on income tax rulings respecting flow-through entities. The proposed transaction is not predicated on receiving an advance income tax ruling, nor has one been requested. The prospectus offering is proceeding as planned.

This news release contains certain comments or forward-looking statements that are based largely upon the Company`s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Fund's units have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or the availability of an applicable exemption from the registration requirement of such Act. The Fund's units are being offered only by means of the preliminary prospectus. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Fund's units in any province, territory state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction. This news release is neither an offer to purchase nor a solicitation of an offer to sell notes of CanWest Media Works Inc.

CanWest Mediaworks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestqlobal.com), an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates, and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, and the Republic of Ireland.

For additional information, please contact:


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Geoffrey Elliot, Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
qelliot@canwest.com

or

John Maguire, Chief Financial Officer
Tel: (204) 956-2025
Fax: (204) 947-9841
jmaguire@canwest.com